Next Technology Holding Inc.

January 2, 2025

Division of Corporation Finance Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Next Technology Holding Inc. Item 4.02 Form 8-K Filed on December 12, 2024 File No. 001-41450

Dear Sir/Madam,

We hereby respectfully submit this letter setting forth the responses to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Form 8-K of Next Technology Holding Inc. (formerly known as WeTrade Group Inc.) (the “Company” or “we”) filed on December 12, 2024 (the “Original 8-K”) in connection with the amendment to Company’s financial statements for the quarter ended June 30, 2024. For your convenience, the Staff’s comments set forth in the comment letter of the Staff are repeated below in bold and italics, followed in each case by our responses.

Please note that, unless otherwise indicated, all references to page numbers in the responses below are references to the page numbers in the Amendment No.1 to the Original 8-K (the “8-K Amendment”), filed concurrently with the submission of this letter.

Form 8-K filed December 12, 2024

General

1.	Please revise to disclose the date the board of directors determined that the June 30, 2024 financial statements could no longer be relied upon due to the error in your financial statements. Also, include a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer(s), discussed the matters disclosed in the filing with your independent accountant. Refer to Item 4.02(a) of Form 8-K.

Response: In response to Staff’s comment, we have revised our disclosure on page 2 of the 8-K Amendment.

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Thank you for your consideration in reviewing the above responses. If you have any questions or further comments, please contact the undersigned by phone at +852 67966335 or by e-mail at contact@nxtttech.com.

Very truly yours,

/s/ Eve Chan
Eve Chan